Issuer Free Writing Prospectus

Filed by: United States Steel Corporation

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-165054

UNITED STATES STEEL CORPORATION

PRICING TERM SHEET

March 12, 2012

$400,000,000 7.500% Senior Notes due 2022

Issuer:	United States Steel Corporation

Title of Securities:	7.500% Senior Notes due 2022

Principal Amount:	$400,000,000

Net Proceeds to Issuer:	$393,035,000 before expenses

Maturity:	March 15, 2022

Coupon:	7.500%

Price:	100.000% of principal amount

Yield to maturity:	7.500%

Benchmark Treasury:	2.0% U.S. Treasury due February 15, 2022

Spread to Benchmark Treasury:	+548 basis points

Interest Payment Dates:	March 15 and September 15 of each year, commencing on September 15, 2012

Interest Payment Record Dates:	March 1 and September 1 of each year

Redemption Provisions:

Mandatory Redemption:	None

Optional Redemption:	The Issuer may redeem the Notes, in whole or in part, at the Issuer’s option at any time and from time to time prior to March 15, 2017 at a price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the redemption price of the Notes to be redeemed if they were redeemed on March 15, 2017 and all required interest payments due on such Notes through March 15, 2017, exclusive of interest accrued to the date of redemption, discounted to the date of redemption on a semiannual basis

(assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 50bps, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

On or after March 15, 2017, the Issuer may redeem the Notes, in whole or in part, at the Issuer’s option at any time and from time to time at the redemption prices specified below (expressed as percentages of principal amount), plus accrued and unpaid interest, if any, to, but excluding, the date of redemption, if redeemed during the twelve-month period beginning on March 15 of each of the years indicated below:

	On or after:	Price:
	2017	103.750%
	2018	102.500%
	2019	101.250%
	2020 and thereafter	100.000%

Change of Control Repurchase Event:	If a change of control repurchase event occurs, the Issuer will be required to make an offer to repurchase all outstanding Notes at a price in cash equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest to but not including the repurchase date.

Trade Date:	March 12, 2012

Settlement:	T + 3 days; March 15, 2012

CUSIP:	912909 AG3

ISIN:	US912909AG34

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. Morgan Stanley & Co. LLC

Co-Lead Managers:	PNC Capital Markets LLC RBS Securities Inc. Scotia Capital (USA) Inc.

Senior Co-Managers:	Citigroup Global Markets Inc. ING Financial Markets LLC Natixis Securities Americas LLC Wells Fargo Securities, LLC

Co-Managers:

BNY Mellon Capital Markets, LLC

Commerzbank Markets LLC

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

The Huntington Investment Company

The Williams Capital Group, L.P.

SG Americas Securities, LLC

SMBC Nikko Capital Markets Limited

U.S. Bancorp Investments, Inc.

Use of Proceeds:	We intend to use the net proceeds from the Notes to redeem the Issuer’s $300.0 million of 5.650% Senior Notes due 2013 and will use any remaining proceeds for general corporate purposes.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling J.P. Morgan Securities LLC at (800) 245-8812.